Exhibit 11
              JOHNSON & JOHNSON AND SUBSIDIARIES

              CALCULATION OF EARNINGS PER SHARE

              (Dollars and shares in millions except per share figures)


                                              First Quarter Ended
                                              March 30,  March 31,
                                                1997       1996

1. Net Earnings ................             $     909      790

2. Average number of shares outstanding
    during the period............              1,333.1  1,332.7

3. Earnings per share based upon average
    outstanding shares (1 / 2)                $    .68      .59

4. Fully diluted earnings per share:

  a. Average number of shares out-
      standing during the period.              1,333.1  1,332.7

  b. Shares issuable under stock
      compensation agreements at
      quarter-end ..............                     -      -

  c. Shares reserved under the stock
      option plan for which the
      market price at end of quarter
      exceeds the option price..                  73.8     78.4

  d. Aggregate proceeds to the Company
      from the exercise of
      options in 4c ............                2,197    2,286

  e. Market price of the Company's
      common stock at fiscal
      quarter-end...............                55.13     46.13

  f. Shares which could be repurchased
      under the treasury stock method
      (4d / 4e) ................                  39.9    49.6

  g. Addition to average outstanding
      shares (4b + 4c - 4f).....                  33.9    28.8

  h. Shares for fully diluted earnings
      per share calculation
      (4a + 4g) ................               1,367.0 1,361.5

  i. Fully diluted earnings per share
      (1 / 4h) .................              $    .66      .58



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